July 23, 2009

Ms. Kathryn McHale and Mr. Justin Dobbie
Division of Corporate Finance
U.S. Securities and Exchange Commission
Mail Stop 4720
100 F Street, N.E.
Washington, DC 20549

Re:	Seacoast Banking Corporation of Florida
Form 10-K for Fiscal Year Ended December 31, 2008
Form 10-K/A for Fiscal Year Ended December 31, 2008
Form 10-Q/A for Fiscal Quarter Ended March 31, 2009
Form 8-K filed on March 11, 2009
Form 8-K filed on April 29, 2009
Form 8-K filed on May 22, 2009
File Number: 000-13660

Dear Ms. McHale and Mr. Dobbie:

We have reviewed your comments dated July 17, 2009 on the above filings and provide our responses to your comments below.

Form 10-K for the Fiscal Year Ended December 31, 2008

Exhibit 13

Management’s Discussion and Analysis

Allowance and Provision for Loan Losses, page 13

1.	Please revise the presentation of loan categories in Tables 12 and 13 (pages 48 and 49) in future filings to be consistent with the loan categories in Table 9 (page 47).

RESPONSE: We recently expanded the detail about our loan portfolio that is included in table 9 and other tables to allow investors to make their own assessment about the risk associated with the loan portfolio. We will revise the loan categories in Table 9, 12 and 13 to be consistent in compliance with Industry Guides in our future filings.

Ms. McHale and Mr. Dobbie
July 23, 2009

Fair Value of Securities, pages 17-18

2.	We note your use of pricing models (independent and third party) to value financial instruments. Please tell us and revise your future filings to disclose the following:

•	the number of prices you generally obtain per instrument, and if you obtained multiple prices, how you determine the ultimate fair value used in your financial statements;

RESPONSE: Generally we obtain one price for each security. Prices obtained from pricing services are usually not adjusted; however, for two securities (both super-senior AAA private label securities) we noted that the pricing provided by the pricing services was not consistent with other observed prices in the market during the fourth quarter of 2008 for similar securities. Using observable market inputs, which included interest rate and yield curves, volatilities, prepay speeds, loss severities and default rates at year end, we validated the observed prices using a discounted cash flow model and used the observed prices for similar securities to determine the fair value of these two securities.

•	whether, and if so, why, you adjust prices obtained from the pricing service; and

RESPONSE: Please see response above.

•	if true, please include an affirmative statement that based on your internal review procedures, the fair values provided by the pricing services are consistent with the principles of SFAS 157.

RESPONSE: We confirm our belief that, based on our internal review procedures, the fair values provided by the pricing services allowed us to conclude that the fair values provided by the pricing services are consistent with the principles of SFAS 157. We will include such a statement in our future filings.

Goodwill Impairment, page 19

3.	In the interest of providing readers with a better insight into management judgments in accounting for goodwill, please tell us and disclose the following in future filings:

•	the reporting unit at which you test goodwill for impairment and your basis for that determination;

Ms. McHale and Mr. Dobbie
July 23, 2009

RESPONSE: As disclosed in Note A to our audited consolidated financial statements, we are a single segment bank holding company with one operating subsidiary bank. With the assistance of an independent third party, our management reviews the results and assumptions utilized in the third party’s analysis which use discounted cash flows and change in control valuation methods. Determining the fair value using discounted cash flow analysis requires assumptions regarding short- and long-term net cash flow growth rates, as well as discount rates. As part of the analysis, the independent third party considers the makeup of assets and liabilities (including both loan and deposit compositions), scarcity value, capital ratios, market share, credit quality (asset quality), control premiums, the type of financial institution, the overall size, the various markets we serve as well as profitability ratios.

Growth Assumptions

Multi-year financial forecasts were developed considering key business drivers such as new business initiatives, market share, anticipated loan and deposit growth, interest rates, historical performance, and industry and economic trends, among other considerations. Average assets were grown 0.0% in 2009, 5.0% in 2010 and 8.0% thereafter. Earnings per share of $0.00 in 2009 and $0.71 for 2010 were used with ROAA of 0.75% in 2011 and 1.00% thereafter.

Discount Rate Assumptions

Discount rates are estimated based on the Capital Asset Pricing Model, which considers the risk-free interest rate, market risk premium, and beta. For the 2008 annual goodwill impairment evaluation, the discount rate used to develop the estimated fair value was 16%.

Change in Control Assumptions

A total of 14 bank acquisition transactions since December 2004 were used, excluding mergers of equals. Comparable target financial performance measures were considered in selecting the deals to be examined. The transactions’ multiples were examined as announced and then adjusted using the price performance of the Keefe Regional Bank Index since announcement of the transaction.

Market Capitalization

The market capitalization is analyzed in relation to numerous market and historical factors, including current economic and market conditions, recent, historical, and implied stock price volatility, marketplace dynamics such as the level of short selling, company-specific growth opportunities, and an implied control premium. In the current unprecedented market environment, the size of the implied control premium can vary significantly based on the economic and market conditions which may cause increased volatility in a company’s stock price, resulting in a temporary decline in market capitalization; therefore, current market capitalization may not be an accurate indication of a market participant’s estimate of entity-specific value measured over a more reasonable period of time.

Ms. McHale and Mr. Dobbie
July 23, 2009

Fair Value Results (per share)

Discounted Cash Flow:	$10.61
Comparable Transactions Analysis:	$12.17
Market Capitalization:	$6.60

•	a list in tabular form for each reporting unit identifying the reporting unit’s fair value, carrying amount and goodwill;

RESPONSE: We have only one reporting unit. The Company’s shareholder equity represents carrying value. Goodwill is disclosed in the balance sheet filed with the SEC. Please see response above for fair value of the Company.

•	the reporting units that required the second step of impairment testing;

RESPONSE: The second step of impairment testing was not required.

•	specific techniques and their assumptions used to determine fair value of the reporting unit;

RESPONSE: Not applicable as we were not required to perform a second step evaluation.

•	the type of report issued by the valuation firm and how management used this information to arrive at the fair values ultimately used, including discussions of any adjustments made to the fair values discussed in the report obtained; and

RESPONSE: Please see the response above. No formal report was issued. Management utilized discounted cash flow and change in control valuations obtained from an independent third party in its assessment of impairment. There were no adjustments made to the fair values.

•	whether management performed any ‘reasonableness’ test or valuation procedures on the fair values assumed for the reporting units. For example, tell us whether management reconciled the fair values of the reporting units to the market capitalization of the company, and if so, the results of such testing.

RESPONSE: As a “reasonableness” test, management reviewed its change in market capitalization compared to the KBW Bank ETF index and determined that the decline in our market capitalization was consistent with the decline in the index. This “reasonableness” test was performed each quarter beginning June 30, 2008 and for the year ended December 31, 2008.

Ms. McHale and Mr. Dobbie
July 23, 2009

We will include the above-described disclosure relating to our methodology for and our results of testing goodwill for impairment in our future filings.

Capital Resources, page 34

4.	We note your presentation of the tangible common equity ratio. This financial measure appears to be non-GAAP as defined by Item 10(e) of Regulation S-K as it is not required by GAAP, Commission Rules, or banking regulatory requirements. To the extent you plan to provide this non-GAAP measure in the future, please:

•	Clearly label the financial measure as non-GAAP each time it is presented;

RESPONSE: We will include the following disclosure in future filings:

This document contains financial information determined by methods other than those prescribed by accounting principles generally accepted in the United States of America (“GAAP”). Seacoast’s management uses these “non-GAAP” financial measures in its analysis of the Corporation’s performance. Seacoast’s management believes that these non-GAAP financial measures provide a greater understanding of ongoing operations and enhance comparability. These non-GAAP financial measures include the tangible common equity ratio. Seacoast’s management uses this measure to assess the quality of capital and believes that investors may find it useful in their analysis of the Corporation. This capital measure is not necessarily comparable to similar capital measures that may be presented by other companies.

•	State that in light of diversity in presentation in the marketplace, the methodology for determining this measure may differ among companies; and

RESPONSE: Please see the response above.

•	Provide the required disclosures of Item 10(e) and ensure to disclose, in sufficient detail, the reasons why you believe this presentation provides useful information to investors and specify how management uses this measure.

RESPONSE: Please see the response above.

Ms. McHale and Mr. Dobbie
July 23, 2009

Table 9 — Loans Outstanding, page 47

5.	Please expand your table in future filings to include information for the last five years pursuant to General Instruction 3(b) of Guide III.

RESPONSE: We will revise our future filings to include the information for the last five years pursuant to General Instructions 3(b) of Guide III.

Reports of Independent Public Accountants, pages 57 and 58

6.	Please file the signed report of the independent public accountants. In addition, please file the signed attestation report on the company’s internal control over financial reporting.

RESPONSE: The conformed signature of KPMG LLP was inadvertently dropped in the EDGAR version of our Annual Report on Form 10-K. At the time of the filing of the Form 10-K, we were in possession of a signed copy of the Reports of Independent Registered Public Accounting Firm of KPMG LLP. We are attaching the signed reports to this letter. We respectfully advise the staff that we will include in all relevant future filings the conformed signature of our independent registered public accounting firm on the reports and consents of such firm.

Financial Statements

Note D — Securities, pages 70-72

7.	We note the significant unrealized losses related to your private collateralized mortgage obligations. Please provide us a detailed analysis of the securities’ impairment as of December 31, 2008 and March 31, 2009 that identifies all available evidence, explains the relative significance of each piece of evidence, and identifies the primary evidence on which you rely to support a realizable value equal to or greater than the carrying value of the investment. Specifically tell us if you considered all available evidence, including information received after year end, affecting the projected cash flows as of the period end. In addition, disclose the current and initial (upon initial investment) credit ratings of the private collateralized mortgage obligations and correlate any deterioration to your analysis above.

Ms. McHale and Mr. Dobbie
July 23, 2009

RESPONSE: The private label securities consist entirely of super senior AAA investments (these securities have not been subject to deterioration and are still rated AAA) with collateral that consists of prime residential mortgages originated between the years of 2003 and 2005. These investments are reviewed quarterly for other than temporary impairment by considering the following primary factors: percent decline in fair value, rating downgrades, subordination, duration, amortized loan-to-value, and the ability of the issuers to pay all amounts due in accordance with the contractual terms. All private label bonds were analyzed and all were determined not to be other-than-temporarily impaired. Information considered after year-end did not affect the projected cash flow as of year-end. These bonds are all super senior Tranche SMMEA qualified and are collateralized by one to four family fixed and adjustable rate mortgage loans. The bonds’ collateral had no cumulative losses, and delinquency, foreclosure and bankruptcy rates are low.

8.	We note that the company is a member of the Federal Home Loan Bank of Atlanta and at December 31, 2008 holds approximately $12.8m in FHLB stock. Refer to the guidance of paragraph 12.21-12.25 of the AICPA Guide for Depository and Lending Institutions and paragraph 8(i) of SOP 01-06. Please tell us and revise future filings to more clearly discuss your accounting for these securities, including your impairment policy. In addition, present a balanced discussion to state why, if true, that the company believes that its investment in FHLB Atlanta stock is not other than temporarily impaired. For example, please discuss how you considered the fact that the FHLB Atlanta will not pay a dividend for the fourth quarter of 2008 and will only repurchase 50% of each members excess activity based stock outstanding as of March 16, 2009, but not to exceed the amount of such member’s excess activity based stock on the date of repurchase.

RESPONSE: We hold stock in the FHLB of Atlanta totaling $7.3 million as of December 31, 2008. We account for the stock based on the industry guidance in SOP 01-6, “Accounting by Certain Entities (Including Entities With Trade Receivables) That Lend to or Finance the Activities of Others,” which requires the investment to be carried at cost and evaluated for impairment based on the ultimate recoverability of the par value. We evaluated our holdings in FHLB stock at December 31, 2008 and believed our holdings in the stock were ultimately recoverable at par. We do not have operational or liquidity needs that would require a redemption of the stock in the foreseeable future and, therefore, determined that the stock was not other-than-temporarily impaired. We will include this discussion in future filings.

Note R — Fair Value

Fair Value Instruments Measured at Fair Value, pages 89-91

9.	For fair value measurements using significant unobservable inputs (Level 3), expand the disclosure in future filings to provide a reconciliation of the beginning and ending balances as required by paragraph 32(c) and (d) of SFAS 157.

Ms. McHale and Mr. Dobbie
July 23, 2009

RESPONSE: All of our level 3 fair values are for nonrecurring fair value adjustments and therefore are not covered by paragraph 32 (c) and (d).

Form 10-K/A for the Fiscal Year Ended December 31, 2008

Item 11. Executive Compensation, page 39

Key Manager Incentive Plan, page 19 of Definitive Proxy Statement on Schedule 14A

10.	Please tell us how you concluded that you were not required to include a Grants of Plan-Based Awards table to report the threshold, target and maximum dollar amounts that the company’s named executive officers could have received upon satisfaction of the 2008 Key Manager Incentive Plan performance goals. Refer to Item 402(d) of Regulation S-K.

RESPONSE: We did not have an active Key Manager Incentive Plan in 2007 and 2008 and therefore the threshold, target and maximum dollar amounts were never formulated. There were no awards under the plan as described in the Company’s proxy statement.

11.	Please tell us why you have not filed the Key Manager Incentive Plan as an exhibit to the Form 10-K. Refer to Item 601(b)(l 0)(iii)(A) of Regulation S-K.

RESPONSE: Please see the response above.

Form 10-Q/A for the Quarterly Period Ended March 31. 2009

Item 4. Controls and Procedures, page 43

12.	We note that the company’s chief executive officer and chief financial officer concluded that the company’s disclosure controls and procedures were effective as of March 31, 2009. We also note that the company filed this quarterly report on Form 10-Q/A to amend the company’s consolidated statements of cash flows. Given that the company filed the Form 10-Q/A to amend its previously reported financial statements, please tell us how the company’s chief executive officer and chief financial officer concluded that the company’s disclosure controls and procedures were effective as of March 31, 2009. Please also address the conclusion in the Form 10-K/A that the company’s disclosure controls and procedures were effective as of December 31, 2008 in light of the amended consolidated capital ratios of the company and its principal subsidiary.

Ms. McHale and Mr. Dobbie
July 23, 2009

RESPONSE: Both of these amendments were required as a result of clerical errors in filing the document on the EDGAR system and were not the result of our disclosure controls and procedures. In the 10-K, the capital ratios included in the footnotes were correct, but were inconsistent with those reported in the Supervision and Regulation section. The Form 10-Q was also correctly prepared and reviewed, but an error in a prior version was inadvertently submitted. This error was discovered upon review of the filing and amended. Because each of these were the result of a filing clerical error, we (including our Chief Executive Officer and Chief Financial Officer) continued to conclude that our disclosure controls and procedures were effective at such dates.

Form 8-K filed on March 11, 2009

Form 8-K filed on April 29, 2009

Item 2.02 Results of Operations and Financial Condition

13.	We note your presentation of certain measures surrounding tangible book value and tangible common equity. These financial measures appear to be non-GAAP measures as defined by Regulation G and Item 10(e) of Regulation S-K as they are not required by GAAP, Commission Rules, or banking regulatory requirements. To the extent you plan to provide these non-GAAP measures in the future, the staff notes the following:

•	To the extent you disclose or release publicly any material information that includes a non-GAAP measure, you should be cognizant of the requirements in Regulation G to label the measure as non-GAAP and provide a reconciliation to the most clearly comparable GAAP measure.

RESPONSE: We will include the following in the future filings:

This document contains financial information determined by methods other than those prescribed by accounting principles generally accepted in the United States of America (“GAAP”). Seacoast’s management uses these “non-GAAP” financial measures in its analysis of the Corporation’s performance. Seacoast’s management believes that these non-GAAP financial measures provide a greater understanding of ongoing operations and enhance and tangible book value comparability. These non-GAAP financial measures include the tangible common equity ratio. Seacoast’s management uses this measure to assess the quality of capital and believes that investors may find it useful in their analysis of the Corporation. This capital measure is not necessarily comparable to similar capital measures that may be presented by other companies.

Ms. McHale and Mr. Dobbie
July 23, 2009

•	To the extent that you plan to disclose these measures in future Item 2.02 Form 8-K’s, you should provide all of the disclosures required by Item 10(e)(l)(i) of Regulation S-K as required by Instruction 2 to Item 2.02 of Form 8-K.

RESPONSE: Please see the response above.

•	To the extent these measures are disclosed in future filings with the Commission, you should comply with all of the requirements in Item 10(e) of Regulation S-K, including clearly labeling the measures as non-GAAP measures and comply with all of the disclosure requirements.

RESPONSE: Please see the response above.

Form 8-K filed on May 22, 2009

14.	It appears that Exhibit 99.1 to this Current Report on Form 8-K has not been filed in its entirety. Please file an amended Form 8-K in which you include Exhibit 99.1 in its entirety.

RESPONSE: An amended Form 8-K has been filed to include Exhibit 99.1 in its entirety.

* * *

At the request of the staff, we acknowledge that:

•	We are responsible for the adequacy and accuracy of the disclosure in the above-referenced filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filings; and

•	We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Ms. McHale and Mr. Dobbie
July 23, 2009

Please contact me at (772) 287-4000 if you have any questions regarding our responses.

Sincerely,

/s/ Dennis S. Hudson, III

Dennis S. Hudson, III
Chief Executive Officer

cc: Ralph F. MacDonald III, Esq. (Jones Day)

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Seacoast Banking Corporation of Florida:

We have audited the accompanying consolidated balance sheets of Seacoast Banking Corporation of Florida and subsidiaries (the Company) as of December 31, 2008 and 2007, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Seacoast Banking Corporation of Florida and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

As discussed in note R to the consolidated financial statements, the Company adopted the recognition and disclosure provisions of Statement of Financial Accounting Standards (SFAS) No. 157, Fair Value Measurements, and SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities – Including an amendment of FASB Statement No. 115, as of January 1, 2007.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 9, 2009 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Miami, Florida
March 9, 2009
Certified Public Accountants

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Seacoast Banking Corporation of Florida:

We have audited Seacoast Banking Corporation of Florida and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report of Management’s Assessment of Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2008 and 2007, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2008, and our report dated March 9, 2009 expressed an unqualified opinion on those consolidated financial statements.

Miami, Florida
March 9, 2009
Certified Public Accountants